
Mail Stop 3010

April 19, 2010

John E. Carter
Carter Validus Mission Critical REIT, Inc.
4211 West Boy Scout Blvd.
Suite 500
Tampa, Florida 33607

> **Re: Carter Validus Mission Critical REIT, Inc.**
> **Registration Statement on Form S-11**
> **Filed March 23, 2010**
> **File No. 333-165643**

Dear Mr. Carter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.   Your prospectus, which is currently 197 pages long, not including the appendices, contains much repetitive disclosure. Additionally, the prospectus summary, which includes all pages after the prospectus cover page, is 30 pages in length. In addition, the Q&A repeats information that appears in the summary and *vice versa*. For example, information from the following Q&As is repeated in the summary: "What is Carter Validus Mission Critical REIT, Inc.?", "What are your investment objectives?" and "Who is, and what is the role of, your advisor?" Please revise to eliminate

repetitive disclosure throughout the prospectus, including the Q&A and prospectus summary, and to make the prospectus more concise and more readable. Please refer to Rule 421(b) as well as Securities Act Release No. 33-7497.

3. Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5.

4. We note that you intend to allocate approximately 10% of your portfolio to investments in real estate-related debt and securities and that your charter does not limit or restrict the percentage of your assets that may be invested in any type of loan in which you may invest. We also note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940 pursuant to Section 3(a)(1)(C). Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption. Further, please note that we will refer your response to the Division of Investment Management for further review. If you have questions about this analysis, you may contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840.

5. Please provide us with highlighted copies of any study, report or survey that you cite or on which you rely. Confirm that the industry reports, studies or surveys that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

6. Please provide supplemental support for factual assertions in the prospectus and management's assertions. Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced. For example only, we note the following statement:

- "Over the last 50-plus years, Carter & Associates has grown to become the largest privately held full service commercial real estate company in the Southeastern United States."

- "Despite the recent economic recession, medical properties have performed favorably, and demand is set to accelerate over the next several years as the trends discussed above are realized."

- "Carter & Associates has more than 50 years of experience as one of the nation's top full-service commercial and institutional real estate firms."

- "Demand for quality built "scalable" data centers is at a high level due to favorable market trends."

- "Since 1995, Carter Development Services has provided specialized site selection, brokerage services, project management and delivery for some of the world's largest corporations. . . . T5/Carter is responsible for delivering more than 10 million square feet of space for over 100 contact and data center projects and is widely recognized as one of the nation's foremost experts in the mission critical real estate industry."

Please note the above list is not meant to be complete.

7.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions.

8.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Prospectus Cover Page

9.   Please revise your risk factor bullet regarding leverage on the cover page to highlight the fact that your charter limit on the maximum amount of your total indebtedness is 300% of your total "net assets" and that this may be exceeded by independent director approval and will not apply to individual real estate assets or investments. Your current statement regarding a target level of leverage of 50% appears to mitigate the risk that your leverage ratio is permitted to be much higher.

10.   Please also revise your risk factor bullet regarding your distribution policy to indicate that a potential source of distributions could be the sale of assets.

11.   Some of the disclosure on your coverage page is unnecessarily repetitive. For example, in the second risk factor bullet you state that you expect to focus primarily on commercial properties in the medical, data center and educational sectors, preferably with long-term net leases to investment grade and other creditworthy

tenants. You have already made this statement in the first sentence. In addition, this statement mitigates the risk that you seem to be highlighting in this bullet, that your investment policy is broad. Another example is how risk factor bullets 6 and 10 appear to highlight the same risk, that of substantial debt. Please review your cover page and revise accordingly.

Cautionary Note Regarding Forward-Looking Statements, page 3

12.   While we do not object to your inclusion of this statement, it should be moved to a section of the prospectus after the summary and risk factors.

Questions and Answers About This Offering, page 4

Q: What are your investment objectives?, page 4

13.   We refer to your disclosure that the seven senior executives of your advisor have over 149 years of combined real estate experience. Please do not combine the experience of your principals. Please provide information as to the experience of each principal individually or remove this statement. Please revise your disclosure here and elsewhere throughout the prospectus as applicable.

Q: What is the experience of your officers and directors in real estate?

14.   The detailed disclosure regarding your management team is more appropriate for the body of the prospectus. Please revise to limit the disclosure in your summary to the most significant aspects of the offering.

Q: If I buy shares in this offering, how may I sell them later?, page 8

15.   You disclose that you expect to begin establishing an estimated value of your shares based on the value of your real estate and real estate-related investments beginning 18 months after the close of this offering. Please also disclose how and when you will convey this estimated value of your shares to your stockholders. For example, how many times of year will this estimate take place and how will you inform stockholders about the results of this estimate? Also, if you decide to delay estimating the value of your shares, or to not to do so at all, or to discontinuing doing so, how will you inform shareholders of such decisions? Additionally, please update your disclosure beginning on page 194 under the heading "Reports to Stockholders" with similar information regarding how and when you will convey this estimated value of your shares to your stockholders.

Prospectus Summary, page 13

16.   Please move the Summary Risk Factors, which currently appears on page 29, so that it immediately follows "Terms of the Offering" on page 15.

17.   On pages 14 and 15 where you describe your dealer manager, sponsor, advisor and property manager, please briefly expand your disclosure to describe the relationship

> of each party to the other. For example, for your property manager, please describe
> that it is wholly-owned by your sponsor and an affiliate of your advisor.

Carter Validus Mission Critical REIT, Inc., page 13

18.   Please explain to us the relationship between the information contained on the
        website www.carterusa.com and you. This website does not appear to contain
        information about you.

Conflicts of Interest, page 19

19.   Please revise this subsection to discuss the conflict that exists due to the fact that your
        advisor has incentives to purchase properties using debt since acquisition and asset
        management fees will increase when your advisor uses debt to acquire properties.

20.   Please revise the fourth bullet point to disclose the number of other real estate
        programs and activities to which your advisor and its affiliates may allocate their
        time. Please also clarify how many of these other affiliate programs you will
        compete with for investments and the number of programs with similar investment
        objectives. Provide similar clarification in the appropriate risk factor.

Compensation to Our Advisor and its Affiliates, page 21

21.   Please revise this table and the table on page 94 to include a separate column to
        identify the parties that receive each of the fees listed in the table.

22.   Please revise the estimated amounts of acquisition expenses to also reflect the
        maximum amount of leverage permitted by your charter.

23.   We note that you have disclosed estimated costs for the minimum and the maximum
        offerings. Further, for certain costs such as selling commissions and dealer manager
        fees we note your disclosure that such costs will not be charged on those shares sold
        under the distribution reinvestment plan. However, it appears that your calculations
        for the other costs also appear to be based upon a maximum offering of 150,000,000
        shares. Please revise your disclosure to specifically state the basis of your
        calculations.

Summary Risk Factors, page 29

24.   Please revise the tenth risk factor bullet to also indicate that you may use offering
        proceeds and proceeds from the sale of assets to fund distributions.

Risk Factors, page 31

25.   Please revise your risk factor subheadings so that each one conveys the specific risk
        to you. Currently, some of your subheadings merely state a general risk or a fact
        about your business. We note the following examples:

        • You are bound by the majority vote on matters on which you …, page 41;

- Our authorized but unissued shares of common and preferred …, page 41;

- Because the dealer manager will be one of our affiliates …, page 43;

- Our operating results will be affected by economic and …, page 45;

- If a tenant declares bankruptcy, we may be unable to collect …, page 45;

- We may not be able to sell our properties at a price equal to …, page 47;

- Rising expenses could reduce cash flow and funds available …, page 47;

- Our medical facilities and tenants may be unable to compete …, page 52;

- Our data center properties will depend upon the technology …, page 54;

- To qualify as a REIT, we must meet annual distribution …, page 61;

- You may have current tax liability on distributions you …, page 61;

- There is a risk that you may receive shares of our common …, page 61;

- Recharacterization of sale-leaseback transactions may cause …, page 63;

- Legislative or regulatory action could adversely affect the …, page 63;

- If the operating partnership fails to maintain its status as a …, page 63; and

- Foreign purchasers of our common stock may be subject to …, page 64.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

We have no prior operating history or established financing sources …, page 31

Our rights and the rights of our stockholders to recover claims against …, page 35

Certain of our business activities are potentially subject to the prohibited …, page 61

26.   These risk factors contain mitigating language. Generally, you should limit your Risk Factor section to an identification and brief description of each material risk. You may elaborate on the factors employed to minimize identified material risks elsewhere in the prospectus. Please revise to remove the mitigating language.

Our officers and directors face conflicts of interest related to the positions …, page 36

Your interest in us will be diluted if we issue additional shares, page 43

Payment of fees to Carter/Validus Advisors, LLC and its affiliates reduces cash …, page 44

27.   These risk factors contain embedded lists that make them difficult to read. Please revise. Please see Rule 421. Please also remove and replace embedded lists throughout the prospectus to make the disclosure easier to read and understand.

Our properties are expected to be located in the continental United States …, page 33

28.   The last paragraph deals with a separate risk. Each risk factor should only focus on one risk. Please revise.

CC&Rs may restrict our ability to operate a property, page 48

29.   Please revise this risk factor subheading to define CC&Rs.

Certain of our properties may not have efficient alternative uses, so the …, page 51

30.   You disclose that some of the properties that you will seek to acquire are "specialized" medical facilities. Please briefly describe the type of specialized medical facilities you seek to acquire. Please also provide a more in-depth discussion of such specialized medical facilities elsewhere in the prospectus, such as in "Market Overview."

Distributions to foreign investors may be treated as an ordinary income …, page 64

31.   This risk factor is difficult to understand. Please revise to clearly explain the risks to foreign investors. Please see Rule 421.

Estimated Use of Proceeds, page 50

32.   Refer to footnote (4) to the table. Please expand your disclosure in this footnote to also disclose acquisition fees based on your maximum leverage.

Market Overview, page 68

33.   Throughout this section you make reference to various terms and concepts using industry jargon. Please revise your disclosure to explain the following terms or concepts in plain English. See for example, "mission critical real estate," "basis points," "contact centers" and "traditional channels."

34.   As you do in the first full risk factor on page 53 for medical facilities, please disclose the applicable laws and regulations for each of the three sectors in which you propose to invest.

35.   Please expand your disclosure to provide more detailed disclosure about what types of properties you believe are in the medical property sector and what type of

properties are educational facilities. Please also describe in detail the type of medical properties and educational facilities that you intend to acquire.

Healthcare Reform, page 69

36.   You disclose that it is estimated that if 50% of the approximately 46 million currently uninsured individuals gained coverage, the added demand would require nearly 45 million square feet of medical office space beyond what is needed to satisfy normal demand trends. Please disclose whose estimate this is and provide us with the supporting data.

37.   Please refer to the table on the bottom of page 69 entitled "Insured Baby Boomers Seek More Medical Care." Please disclose whether the visits/insured person are on a yearly basis.

Educational Industry and Property Sector, page 71

38.   Please refer to the table on the bottom of page 72 entitled "College Enrollment by Age." Please disclose whether the numbers in this table, like the ones in the table above it, are in millions.

Management, page 74

39.   We note your reference to a per share offering price of $9.035 on pages 85 and 183. In other parts of the prospectus, however, you refer to $9.025 per share. Please revise or advise us why the price is difference on these pages.

The Advisor, page 83

40.   Please disclose the percentage of time that your advisor's officers, directors and other employees will spend on managing you. Please also add this disclosure to the risk factor on page 35 entitled "Carter/Validus Advisors, LLC and its officers and employees …."

Certain Relationships and Related Transactions, page 91

41.   Please describe the difference between the asset management fees and the property management and leasing fees. For example, are these fees intended to cover different services?

Property Management and Leasing Agreement, page 92

42.   Please quantify the amount that you will reimburse the property manager and its affiliates for property-level expenses that they pay or incur on your behalf, including salaries, bonuses and benefits of persons employed by the property manager and its affiliates except for the salaries, bonuses and benefits of persons who also serve as one of your executive officers or as an executive officer of the property manager or its affiliates.

Investment Objectives, Strategy and Policies, page 108

43.   We note that one of your investment objectives, as described on page 4, is your "opportunistic buy and sell strategy." Please provide more detailed disclosure regarding this aspect of your investment objectives. For example, what makes your buy and sell strategy "opportunistic?"

44.   Please explain what you mean by focusing your investments on "quality" income producing commercial real estate.

45.   We note that you may originate or acquire real estate debt other than first mortgages. Please provide brief definitions for the terms "bridge loans," "mezzanine loans," and "securitized loans."

Acquisition Structure, page 113

46.   Please provide additional disclosure regarding the other types of real property that you may acquire other than medical, data center and educational properties.

Disposition Policies, page 118

47.   The amounts you disclose that you will pay your advisor in this part of the prospectus are different from the amounts disclosed on page 91 and elsewhere. Please advise or revise.

Change in Investment Objectives, Policies and Limitations, page 122

48.   You disclose that your investment policies and objectives and the methods of implementing your investment objectives and policies, except to the extent set forth in our charter, may be altered by a majority of our board of directors without approval of our stockholders. Please also disclose how and when you will inform your stockholders of such alterations to your investment objectives and policies

Prior Performance Summary, page 128

Adverse Business Developments and Conditions, page 131

49.   We note your disclosure that the Program Properties and Non-Program Properties sponsored by Carter & Associates, L.L.C. and Validus Group Partners Ltd. have met and continue to meet their principal objectives and currently there are no Program Properties nor Non-Program Properties sponsored by Carter & Associates, L.L.C. and Validus Group Partners Ltd. experiencing any material adverse business developments or conditions. A review of your Tables III disclosure indicates, however, that both The Carter Real Estate Fund I, LLC and The Carter Real Estate Fund II, LLC experienced losses in recent years. Please revise to provide the disclosure required by Item 8.A.2 of Industry Guide 5.

50.   We refer to your statement on page 130 that the Non-Program investments of Carter & Associates were undertaken between 2001 and 2006 and totaled approximately $13.7 million in six projects with an aggregate capitalization of approximately $84.5

million. Please explain what you mean by "aggregate capitalization" and why this is an appropriate measure for these investments.

51.   We refer to the table on the bottom on page 131. The subheading to the table states that this is "Information on properties acquired by Carter & Associates, L.L.C. from January 1, 2005 through December 31, 2009." In the preceding description, however, you state that Carter & Associates has provided advisory services in connection with the acquisition, operation and disposition of these properties. Please revise the subheading to clarify that Carter & Associates, L.L.C. did not own any such properties and only provided advisory services with respect to these properties.

Certain Material U.S. Federal Income Tax Considerations, page 133

52.   You state that the tax disclosure discusses "certain" material U.S. federal income tax considerations associated with ownership of your shares of common stock. Please revise your disclosure to discuss all material U.S. federal income tax considerations associated with ownership of your shares of common stock.

Share Repurchase Program, page 166

53.   Please provide more detailed disclosure regarding what you will do if you suspend, terminate, reduce or otherwise change your share repurchase program. For example, how far in advance will you send a letter to stockholders informing them of the change? How much time will stockholders have, if any, to elect to participate in the share repurchase program after receiving a letter from you informing them of the change? Please also describe the time period stockholders will have each month during which they can redeem their shares and how a notice of termination or suspension could affect future redemption periods.

Plan of Distribution, page 185

Dealer Manager and Compensation We Will Pay for the Sale of Our Shares, page 185

54.   You disclose that you or your affiliates also may provide non-cash compensation to registered representatives of your dealer manager and the participating broker-dealers, such as golf shirts, fruit baskets, cakes, chocolates, wine, gift certificates or tickets to a sporting event and that in no event shall such items exceed an aggregate value of $100 per annum per participating salesperson, or be pre-conditioned on achievement of a sales target. You also state that the value of such items will be considered underwriting compensation in connection with this offering. Please confirm to us that such sales practices are permissible for broker-dealers who are members of FINRA and that FINRA has made no objections to this form of underwriting compensation.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Organization and Offering Costs, page F-8

55.   We note your policy disclosure and that you have not recorded any organization and offering costs as of December 31, 2009. Please disclose that all organization and offerings costs will be advanced by your advisor and then reimbursed subject to certain limitations. In addition, please disclose the amount of the organization and offering costs incurred by the sponsor through the date of the financial statements.

Appendix A, page A-1

Prior Performance Tables for Program Properties, page A-1

Table I, page A-3

56.   Please explain to us why you have not disclosed the number of months to invest 90% of the amount available for investment for The Carter Real Estate Fund II, LLC.

Table II, page A-4

57.   For The Carter Real Estate Fund II, LLC, please explain to us why the dollar amount of cash generated from operations before deducting payments to sponsor is far less than the actual amounts paid to the sponsor from operations.

Table III, page A-5

58.   We note your table indicates a distribution from operations of $277 for each $1,000 investment for the year ended December 31, 2004. Please tell us the source of the funds utilized to pay this distribution as it appears that only $235 for each $1,000 investment was generated from operations during the year ended December 31, 2004. Additionally, please tell us the source of funds utilized to pay each of the distributions from operations made during each year in the three year period ended December 31, 2008 as it appears that operations resulted in losses for each of those three years.

Table III, page A-6

59.   We note your table indicates a distribution from operations of $64 and $140 (each per a $1,000 investment) for the years ended December 31, 2007 and 2008, respectively. Please tell us the source of funds utilized to pay these distributions from operations as it appears that operations resulted in losses for each of those two years.

Part II Information Not Required in Prospectus, page II-1

Item 37. Undertakings, page II-3

60.   Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Item 36. Financial Statements and Exhibits, page II-3

61.   Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

62.   Please tell us why you are filing the "Form of" various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron at (202) 551-3439 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Lauren B. Prevost, Esq.
        Heath D. Linsky, Esq.